CITLOI
Société par actions simplifiée au capital de 37.000 Euros
Tour Descartes - La Défense 5
2, avenue Gambetta, 92066 Paris La Défense
RCS Nanterre 507 645 612

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

November 5, 2008

Dear Mr. Duchovny:

In response to the staff’s letter of comments dated October 22, 2008, commenting on the tender offer statement on Schedule TO (the “Schedule TO”) of CITLOI S.A.S. (the “Company”), an indirect wholly-owned subsidiary of International Business Machines Corporation, filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2008, the Company has furnished a letter dated November 5, 2008 that keys its responses to the Commission’s comments and provides any requested information, and has filed Amendment No. 1 to the Schedule TO.

In providing these responses, and in response to the staff’s request, the Company hereby acknowledges that:

●  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gregory C. Bomberger
Name:	Gregory C. Bomberger
Title:	Authorized Signatory

New Orchard Road Armonk, NY 10504 (914) 499-1900

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

November 5, 2008

Dear Mr. Duchovny:

In response to the staff’s letter of comments dated October 22, 2008, commenting on the tender offer statement on Schedule TO (the “Schedule TO”) of International Business Machines Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2008, the Company has furnished a letter dated November 5, 2008 that keys its responses to the Commission’s comments and provides any requested information, and has filed Amendment No. 1 to the Schedule TO.

In providing these responses, and in response to the staff’s request, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew Bonzani
Name:	Andrew Bonzani
Title:	Vice President, Assistant General Counsel and Secretary

November 5, 2008

International Business Machines Corporation
CITLOI S.A.S.
Schedule TO-T filed on October 14, 2008

Dear Mr. Duchovny:

On behalf of our client, International Business Machines Corporation (“IBM”), and its indirect wholly-owned subsidiary, CITLOI S.A.S. (“CITLOI”, and together with IBM, the “Company”), set forth below are the Company’s responses to the Staff’s letter of comments dated October 22, 2008, commenting on the Company’s tender offer statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2008. Capitalized terms used and not defined in this letter have the meaning ascribed thereto in the Schedule TO.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold in its entirety and is followed by the corresponding response of the Company. Concurrently with the submission of this letter, the Company is also filing Amendment No. 1 to the Schedule TO, which addresses the Staff’s comments. We are enclosing a courtesy copy of that Amendment with this letter.

Offer to Purchase

Available Information, page 13

Staff Comment #1

Please revise your disclosure to include our current address at 100 F Street, NE, Washington, DC 20549.

Company Response:

We have made the requested revision. Please refer to Item (e) in “Amendments to the U.S. Offer to Purchase” in Amendment No. 1 to the Schedule TO.

Certain United States Federal and French Income Tax Considerations, page 14

Staff Comment #2

We note the subheading of your disclosure and the first sentence of this section that sets forth “certain” federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Company Response:

Please refer to Items (a), (b), (c), (d), (f) and (g) in “Amendments to the U.S. Offer to Purchase”, as well as to “Amendments to the ADS Letter of Transmittal,” “Amendments to the Form of Acceptance for Shares” and “Amendments to the Form of Acceptance for Warrants” in Amendment No. 1 to the Schedule TO, in which we have made the requested revision.

Staff Comment #3

Delete the reference to this discussion being for “general information only.” Security holders are entitled to rely upon the discussion.

Company Response:

Please refer to Item (h) in “Amendments to the U.S. Offer to Purchase” in Amendment No. 1 to the Schedule TO, in which we have made the requested revision.

Certain Information Regarding Parent and Purchaser, page 17

 Staff Comment #4

With respect to your disclosure under the heading “Additional Information,” please tell us why you need to qualify your disclosure “to the best of [your] knowledge.”  What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Company Response:

We respectfully suggest to the Staff that the qualifier reiterates the fact that, according to Rule 14d-100 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person filing a tender offer statement pursuant to Section 14(d)(1) of the Exchange Act certifies that the information set forth in such statement is true, complete and correct, after due inquiry and to the best of its knowledge and belief. In the light of such certification, the qualifier indicates that the information provided with respect to the natural persons listed in Schedule A to the Offer to Purchase (i.e., the executive officers and directors of the Company) is given to the extent known by the Company, after making reasonable inquiry, including on the basis of the responses of such persons to inquiries made to them by the Company.

* * *

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Mark R. Hageman of this office at 011 44 20 7453 1030.

Very truly yours,

/s/ Mark R. Hageman
Mark R. Hageman

Mr. Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628